

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

April 12, 2017

Stanton E. Ross
President and Chief Executive Officer
Digital Ally, Inc.
9705 Loiret Blvd.
Lenexa, Kansas 66219

      Re: Digital Ally, Inc.
             Registration Statement on Form S-3
             Filed April 3, 2017
             File No. 333-217119

Dear Mr. Ross:

      This is to advise you that we have not reviewed, and will not review, your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436 with any questions.

                  Sincerely,

                  /s/ Larry Spirgel

                  Larry Spirgel
                  Assistant Director
                  AD Office 11 - Telecommunications

cc: Thomas J. Heckman
       Christian J. Hoffmann, III, Esq.